securities AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of April, 2008

ECTEL LTD.

(Translation of Registrant`s Name into English)

10 Amal Street

Park Afek

Rosh Ha'ayin 48092

ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes [  ]                  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______

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Attached hereto and incorporated by reference herein is a press release issued by ECtel Ltd. on April 30, 2008 announcing "ECtel Expected to Strengthen IRM(TM) Market Position with Acquisition of Compwise's Assets". Such press release is hereby incorporated by reference into the Registrant`s Registration Statement on Form S-8, Registration No. 333-127576.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD.
(Registrant)

By: //s//________________________

Michael Neumann
Senior Vice President and

Chief Financial Officer

Dated:  May 12, 2008

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Index to Exhibits

Exhibit No.                 Exhibit

1                                  Press Release issued April 30, 2008

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EXHIBIT 1

ECtel Expected to Strengthen IRM(TM) Market Position with Acquisition of Compwise's Assets

The deal, valued at approximately $1.3m., will increase ECtel`s ability to address revenue and profit margin management for communication service providers

ROSH HA'AYIN, Israel, April 30, 2008, ECtel Ltd. (NASDAQ: ECTX), a leading provider of Integrated Revenue Management(TM) (IRM(TM)) solutions, announced today that it acquired  substantially all assets of Israel-based Compwise, a provider of business analytic solutions for telecommunication operators, for approximately $1.3 million.

The acquisition is expected to expand and strengthen ECtel`s market leading Integrated Revenue Management(TM) product suite, as well as expand its customer base. The acquisition is expected to be accretive to earnings.

Compwise's products provide innovative business intelligence solutions for telecommunications service providers.  Their unique analytical approach enables operators to maximize tariff profitability, improve retention of profitable customers and detect revenue leakage.

ECtel will merge Compwise`s products into ECtel`s leading IRM(TM) platform, further enhancing the Company`s offering as a one-stop revenue management solution. Under terms of the acquisition, ECtel will continue to provide revenue management services and support to Compwise`s current clients, which include some of the leading and most well-known telecom service providers around the world.

"By incorporating Compwise`s product offering, ECtel will further improve its ability to assist telcos with their revenue management efforts," said Itzik Weinstein, CEO of ECtel. "This transaction showcases our long-term commitment to provide our customers with the most innovative and complete revenue management solution available in the market today."

"The acquisition is well aligned with our long-term growth strategy, which focuses on solid execution, innovation and M&A activity," Weinstein added. "Compwise's products add a set of business intelligence capabilities that will enable the operator to address pricing and profitability, customer retention, marketing campaigns and rating & billing assurance."

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About ECtel

ECtel (NASDAQ:ECTX) is a leading global provider of Integrated Revenue Management(TM) (IRM(TM)) solutions for communications service providers.
A pioneering market leader for nearly 20 years, ECtel offers carrier-grade solutions that enable wireline, wireless, converged and next generation operators to fully manage their revenue and cost processes. ECtel serves prominent Tier One operators, and has more than 100 implementations in over 50 countries worldwide. Established in 1990, ECtel maintains offices in the Americas and Europe. For more information, visit www.ectel.com

Certain statements contained in this release contain forward-looking information with respect to benefits of the proposed acquisition, expectations that the acquisition will be accretive to ECtel's results and plans, projections or future performance and products of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, difficulties encountered in integrating the acquired business, approval of the transaction by the stockholders of Compwise, the satisfaction of closing conditions to the transaction, the risk that liabilities assumed in this acquisition will be greater than anticipated, the reoccurrence of sales to existing customers, the ability to recognize revenue in future periods as anticipated, the possible slow-down in expenditures by telecom operators, the unpredictability of the telecom market, product and market acceptance risks, ability to complete development and market introduction of new products, the impact of competitive pricing and offerings, fluctuations in quarterly and annual results of operations, dependence on several large customers, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's annual report on Form 20-F and other filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Company Contacts:
Michael Neumann, Senior Vice President and CFO
Renée Van-Oostveen, MarCom Manager
Tel: +972-3-9002115
Fax: +972-3-9002103
Email: mickeyne@ectel.com; ir@ectel.com

Media Contact:
Ruder Finn Israel for ECtel
Matthew Krieger
Tel: +972-544-676-950
Email: matthew@ruderfinn.co.il

Investor Relations Contacts:
GK Investor Relations for ECtel
Ehud Helft\Kenny Green
Tel: + 1 617 418 3096 \ + 1 646 201 9246
Email: info@gkir.com

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